Pricing Term Sheet
Dated March 5, 2019

Filed pursuant to Rule 433
Registration Statement No. 333-218535
Supplementing the Preliminary
Prospectus Supplement dated March 5, 2019
(the “Preliminary Prospectus Supplement”)

Exact Sciences Corporation
Offering of

$650,000,000 Aggregate Principal Amount of
0.3750% Convertible Senior Notes due 2027

The information in this pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein and the related base prospectus (the “Base Prospectus”), dated March 5, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.  This pricing term sheet supplements and, to the extent of a conflict, supersedes the information in the Preliminary Prospectus Supplement, the Base Prospectus and the documents incorporated by reference therein.  As used in this pricing term sheet, “we,” “our” and “us” refer to Exact Sciences Corporation and not to its subsidiaries.

Issuer:	Exact Sciences Corporation, a Delaware corporation.

Notes:	0.3750% Convertible Senior Notes due 2027 (the “Notes”).

Principal Amount:	$650,000,000 (or, if the underwriter fully exercises its option to purchase additional Notes, $747,500,000) aggregate principal amount of Notes.

Issue Price:	99.5%, plus accrued interest, if any, from the Settlement Date.

Ticker / Exchange for Common Stock:	EXAS / Nasdaq Capital Market (“Nasdaq”).

Last Reported Sale Price of Common Stock on Nasdaq on March 5, 2019:	$87.58 per share of our common stock (the “Common Stock”).

Maturity Date:	March 15, 2027, unless earlier repurchased or converted.

Interest:	0.3750% per year, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2019.

Conversion Premium:	Approximately 27.50% above the Last Reported Sale Price of Common Stock on Nasdaq on March 5, 2019.

Initial Conversion Price:	Approximately $111.6645 per share of Common Stock, subject to adjustment.

Initial Conversion Rate:	8.9554 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Fundamental Change Repurchase Right of Holders:

If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Put”), each holder of the Notes will have the option to require us to repurchase all or any portion of such holder’s Notes. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Any Notes repurchased by us will be paid in cash.

CUSIP Number:	30063P AB1.

ISIN:	US30063PAB13.

Pricing Date:	March 5, 2019.

Trade Date:	March 6, 2019.

Settlement Date:	March 8, 2019.

Denomination:	$1,000 and integral multiples thereof

Use of Proceeds:

We estimate that the gross proceeds from the sale of the Notes will be $646,750,000 (or, if the underwriter fully exercises its option to purchase additional Notes, $743,762,500).

Concurrently with this offering, in separate transactions, we expect to enter into agreements with certain holders of our 1.0% Convertible Senior Notes due 2025 (the “2025 Notes”) to exchange an aggregate of approximately $493.4 million of the outstanding principal amount of the 2025 Notes for consideration consisting of (1) an aggregate amount of approximately $493.3 million in cash and (2) an aggregate amount of approximately 2.16 million shares of our common stock (the “Exchange Transactions”). The terms of such agreements have been or will be individually negotiated and will depend on the market price of our common stock and the trading price of the 2025 Notes at the time such agreements are entered into. The cash portion of such consideration will be funded from a portion of the net proceeds from this offering.

We may also exchange or induce conversions of the 2025 Notes following completion of this offering and may fund such exchanges or conversions with the proceeds of this offering.

We intend to use the remaining net proceeds for general corporate and working capital purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Capitalization Table:

The following table shows our cash, cash equivalents and marketable securities as well as capitalization, in each case, as of December 31, 2018:

•                  on an actual basis; and

•                  on an as adjusted basis giving effect to (1) the sale of $650 million of the Notes (assuming the underwriter’s over-allotment option is not exercised) and the receipt of $634.2 million of net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the exchange of an aggregate of approximately $493.4 million of the outstanding principal amount of the 2025 Notes and paying an aggregate amount of approximately $493.3 million in cash and issuing an aggregate amount of approximately 2.16 million shares of our common stock to induce holders participating in the Exchange Transactions to exchange their 2025 Notes and settle such Exchange Transactions in privately negotiated transactions concurrently with this offering.

	December 31, 2018
	Actual	As Adjusted
	(in thousands, except par value data)
Cash, cash equivalents and marketable securities	$1,124,182	$1,265,081
Long-term debt, including current portion:
Construction loan agreement	24,260	24,260
Revolving credit facility	—	—
1.0% convertible senior notes due 2025, net(1)	908,500	415,104
Principal amount of the Notes(1)	—	650,000
Total long-term debt	932,760	1,089,364
Stockholders’ equity:
Common Stock, par value $0.01 per share; 200,000,000 shares authorized, 123,192,540 shares issued and outstanding, actual, and 125,352,540 shares issued and outstanding, as adjusted(1)	1,232	1,253
Preferred Stock; par value $0.01 per share; 5,000,000 shares authorized and 0 shares issued and outstanding, respectively, actual and as adjusted	—	—
Additional paid-in capital(1)	1,716,894	1,716,873
Accumulated other comprehensive loss	(1,422)	(1,422)
Accumulated deficit	(1,035,763)	(1,035,763)
Total stockholders’ equity (1)	680,941	680,941
Total capitalization	$1,613,701	$1,770,305

(1)         In accordance with ASC 470-20, a convertible debt instrument that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that the interest expense reflects the issuer’s nonexchangeable debt interest rate. As of December 31, 2018, the liability value of the 2025 Notes on our balance sheet in accordance with ASC 470-20 was $664.7 million. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the above capitalization table for the Notes and the 2025 Notes is the aggregate principal amount of the Notes and the 2025 Notes, respectively, without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in paid-in capital on our consolidated balance sheet. Certain of the amounts set forth in the above capitalization table, as indicated in this footnote, do not reflect the application of certain adjustments and accounting treatments required by ASC 470-20 related to the Exchange Transactions. The adjustments and accounting treatments required by ASC 470-20 will be applied to the amounts set forth above in connection with the preparation of our consolidated financial statements, and the amounts ultimately included in our consolidated financial statements may differ from the amounts set forth in the above capitalization table.

The table above excludes:

•                  2,531,561 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2018 at a weighted average exercise price of $17.86 per share;

•                  6,169,214 shares subject to outstanding unvested restricted stock units as of December 31, 2018;

•                  10,307,883 additional shares of common stock reserved for future issuance as of December 31, 2018 under our equity incentive plans; and

•                  the shares of our common stock to be reserved for issuance upon conversion of the Notes.

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

If the effective date (as defined in the Preliminary Prospectus Supplement) of a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date of the Notes and a holder elects to convert its Notes in connection with such make-whole fundamental change, we will increase the conversion rate by a number of additional shares. If holders of our Common Stock receive only cash in a make-whole fundamental change, the price paid (or deemed paid) per share will be the cash amount paid per share. Otherwise, the price paid (or deemed paid) per share will be the average of the closing sale prices of our Common Stock over the five trading day period ending on, and including, the trading day immediately preceding the effective date of such make-whole fundamental change.

The following table shows what the make-whole premium would be for each stock price and effective date set forth below, expressed as additional shares of Common Stock per $1,000 principal amount of Notes.

	Stock Price
Effective date	$87.58	$90.00	$95.00	$100.00	$111.66	$125.00	$140.00	$160.00	$200.00	$250.00	$300.00	$350.00	$400.00	$450.00
March 8, 2019	2.4627	2.3327	2.0908	1.8802	1.4839	1.1494	0.8755	0.6203	0.3227	0.1442	0.0603	0.0206	0.0037	0.0000
March 15, 2020	2.4627	2.3287	2.0778	1.8782	1.4789	1.1474	0.8745	0.6124	0.3112	0.1347	0.0540	0.0172	0.0025	0.0000
March 15, 2021	2.4627	2.3217	2.0678	1.8752	1.4659	1.1424	0.8583	0.5914	0.2908	0.1200	0.0449	0.0124	0.0010	0.0000
March 15, 2022	2.4627	2.3177	2.0558	1.8722	1.4569	1.1220	0.8231	0.5545	0.2600	0.0999	0.0335	0.0071	0.0000	0.0000
March 15, 2023	2.4627	2.3117	2.0488	1.8702	1.4550	1.0670	0.7639	0.4978	0.2176	0.0751	0.0211	0.0027	0.0000	0.0000
March 15, 2024	2.4627	2.2997	2.0398	1.8798	1.3778	0.9783	0.6746	0.4176	0.1633	0.0468	0.0089	0.0000	0.0000	0.0000
March 15, 2025	2.4627	2.2957	2.0701	1.7717	1.2394	0.8314	0.5365	0.3031	0.0969	0.0188	0.0008	0.0000	0.0000	0.0000
March 15, 2026	2.4627	2.2923	1.8862	1.5481	0.9701	0.5672	0.3127	0.1435	0.0284	0.0008	0.0000	0.0000	0.0000	0.0000
March 15, 2027	2.4627	2.1557	1.5709	1.0446	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case, if the stock price is:

•                  between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 360-day year;

•                  greater than $450.00 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), we will not increase the conversion rate;

•                  less than $87.58 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), we will not increase the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of our Common Stock issuable upon conversion exceed 11.4181 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner and at the same time as the conversion rate.

* * *

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322.

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